Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

1.	What are the benefits of this merger?

We believe this strategic combination is in the best interest of our companies, our shareholders and our customers. This combination will create the largest regulated utility company in the country and better enable us to manage the transformation our industry is facing.

The combination will also provide specific benefits to:

•	Customers

•	All customers will benefit over time from the efficiencies generated from this transaction

•	Our Carolinas customers will also benefit directly from fuel cost savings from operating the two Carolinas generation systems as one

•	Continued commitment to delivering clean, affordable and reliable energy to our customers

•	Investors

•	Earnings accretive in year one

•	Attractive shareholder return proposition, supported by strong dividend

•	Significant rate base growth drives expected 4-6% long-term earnings CAGR

•	Strong balance sheet and credit profile

•	Strong access to capital

2.	What is the breakdown of estimated merger savings in total and by year?

Details on anticipated savings in total or by year will be determined as part of our integration planning efforts, which have recently been initiated. As you would expect, many of the expected savings will be phased-in over a multi-year time horizon as the integration efforts are completed.

We examined industry best practices and results from previous mergers in estimating the level of merger savings. Our non-fuel savings targets are within a reasonable range for a regulated utility. In order to be accretive, the transaction would need to achieve a certain level of annual non-fuel O&M savings, which we believe is achievable.

3.	Will there be staffing reductions as a result of the merger?

We anticipate there will be job reductions at both companies as we merge operations in the years ahead. We do not have a predetermined number or goal. We will work to minimize the number of reductions by taking advantage of savings in other areas first (including fuel efficiencies and joint dispatch in the Carolinas).

No positions will be eliminated in connection with the merger until the merger is approved and completed, which we are targeting for the end of 2011. And reductions will be phased in over several years.

In the coming months, we will be working to plan the integration of our operations. That comprehensive analysis will drive organizational decisions and post-closing staffing levels. The multi-year transition period also will help to further minimize reductions through attrition, retirements and managing of vacancies. We expect efficiencies in corporate functions, supply chain, and capital deployment. We also expect efficiencies in field operations (however, to a lesser extent).

In the future when positions are eliminated, the companies will make severance benefits available for those not placed in the new organization. We recognize the concerns over job losses in this sluggish economy.

4.	Are you required to obtain merger approval in the regulated jurisdictions outside of the Carolinas? If not, why not? Do you expect this transaction to impact your plans for rate cases in these other jurisdictions?

Completion of the merger is conditioned upon the approval of the shareholders of both companies. Necessary regulatory filings include: the Federal Energy Regulatory Commission (FERC), the Nuclear Regulatory Commission (NRC), the North Carolina Utilities Commission (NCUC) and the Kentucky Public Service Commission (KPSC). The South Carolina Public Service Commission (SCPSC) must approve the joint-dispatch plan for the Carolinas utilities. The companies will also provide information regarding the merger to their other state regulators, including the public utility commissions in Florida, Indiana and Ohio. The companies are targeting a closing by the end of 2011.

At the announcement date, we believed that merger approval was needed in North Carolina and South Carolina. However, based upon subsequent discussions with the Kentucky Commission, we believe KPSC approval is needed. We have also since determined that merger approval is not required in South Carolina, though the SCPSC must approve the joint-dispatch agreement and allocation.

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The KPSC has the authority to approve/disapprove of the acquisition or transfer of ownership or control of any utility jurisdictional to it. The KPSC “shall” grant its approval if the acquirer has the financial, technical and managerial abilities to provide reasonable service and if the acquisition is made “for a proper purpose” and is “consistent with the public interest”.

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Under the statute, the term “transfer of control” can mean either the direct or indirect ability or power to affect the direction of the management and policies of a utility in several ways, including through the ownership of voting securities. “Control” is presumed to exist if any individual or entity, directly or indirectly, owns/acquires ten percent (10%) or more of the voting securities of the utility.

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Because Progress shareholders will own more than 10% of the combined company, and Progress will name more than 10% of the combined board of directors, and Duke Energy Kentucky, Inc. is an indirect wholly-owned subsidiary of Duke Energy, the KPSC believes it has jurisdiction of our merger.

In Florida, there is no statutory merger approval requirement, and the ownership structure of Indiana and Ohio does not change directly or indirectly as a result of this transaction. Whether specific merger filings are required or not, we intend to provide information to each of our state regulators regarding the benefits of this transaction. We do not expect this transaction, by itself, impacts the timing of our anticipated rate cases.

5.	Will each company continue to give stand-alone earnings guidance and updates until the merger closes?

Yes

6.	Are there plans to assume any of the N.C. Eastern Municipal Power Agency’s debt as part of the merger process?

There is no plan to include the Power Agency debt in the merger of Progress Energy and Duke Energy. We believe the longstanding issue of debt incurred by certain municipalities is unrelated to the merger and is outside the scope of any required approvals to close the merger.